As filed with the Securities and Exchange Commission on November 12, 2002

FORM 18-K
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT

of the

Nordic Investment Bank
(Name of Registrant)

Date of end of last fiscal year: December 31, 2001

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issues	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Ólafur Ísleifsson
Nordic Executive Director’s Office
International Monetary Fund
700 19th Street, N.W.
Washington, D.C. 20431

Copies to:

Ward A. Greenberg
Cleary, Gottlieb, Steen & Hamilton
Main Tower, Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

* The registrant is filing this annual report on a voluntary basis.

FORWARD LOOKING STATEMENTS

     Certain of the statements contained in this Annual Report on Form 18-K may be statements of future expectations and other forward-looking statements that are based on management's views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements, which are forward-looking by reason of context, the words "may, will, should, plans, intends, anticipates, believes, estimates, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, general economic conditions, including in particular economic conditions and markets, performance of financial markets, interest rates, currency exchange rates, changing levels of competition, changes in laws and regulations, changes in the policies of central banks and/or foreign governments, and general competitive factors, in each case on a local, regional, national and/or global basis. NIB assumes no obligation to update any forward-looking information contained in this Annual Report on Form 18-K.

EXPLANATORY NOTE

     This annual report is filed by Nordic Investment Bank (“NIB” or the “Bank”), an international financial institution established by the Agreement Regarding the Establishment of Nordiska Investeringsbanken (the “Agreement”), an international agreement signed on December 4, 1975, by the Kingdom of Denmark, the Republic of Finland, the Republic of Iceland, the Kingdom of Norway and the Kingdom of Sweden (the “Member Countries” or the “Nordic countries”). On October 23, 1998, the Nordic countries entered into a novation of the Establishing Agreement (the “Novation Agreement”). Such Novation Agreement came into force on July 18, 1999, after final ratification in each of the Member countries. The Establishing Agreement ceased to be effective on the same date. NIB is governed by the provisions of the Novation Agreement and the NIB Statutes, as amended. All debt securities issued by NIB are guaranteed unconditionally as to principal, premium, if any, and interest by NIB.

     In this annual report, references to “Euro”, “EUR” or “€” are to the legal currency of the twelve member states of the European Union participating in the European Monetary Union (“EMU”) and references to “dollars”, “U.S. dollars”, “$” or “U.S.$” are to the currency of the United States of America. References to “ECU” are to European currency units, which were replaced with the establishment of the Euro within the member states of the EMU on January 1, 1999.

FORM 18-K

ITEM 1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

.... None.

(b)	The title and material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

.... None.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

.... None.

ITEM 2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

.... Not applicable.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

.... See Exhibit I.

ITEM 3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

.... See Exhibit I.

ITEM 4.	(a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

.... None.

(2)	Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

.... Impractible to furnish this information.

(3)	Total amount otherwise outstanding.

.... None.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

.... Not applicable.

ITEM 5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

.... Not applicable.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

.... See Exhibit II.

ITEM 6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

.... See Exhibit III.

ITEM 7.	(a)	If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

.... None.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

.... None.

ITEM 8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

.... Inasmuch as the registrant is not a national government, Item 8 is not applicable.

ITEM 9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

.... Inasmuch as the registrant is not a national government, Item 9 is not applicable.

ITEM 10.	The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

.... Inasmuch as the registrant is not a national government, Item 10 is not applicable.

EXHIBITS

The following exhibits should be filed as part of the annual report:

(a)	Copies of any amendments or modifications, other than such as have been previously filed, to all exhibits previously filed other than annual budgets. If such amendments or modifications are not in the English language, there should be furnished in addition a translation into English if the original exhibit was translated into English.

.... Not applicable.

(b)	A copy of any law, decree, or administrative document outlined in answer to Item 1(b). If such law, decree, or document is not in the English language, there should be furnished in addition thereto a translation thereof into English.

.... Not applicable.

(c)	A copy of the latest annual budget of the registrant, if not previously filed, as presented to its legislative body. This document need not be translated into English.

.... Not applicable.

The registrant may file such other exhibits as it may desire, marking them so as to indicate clearly the items to which they refer.

This annual report comprises:

(a)	Pages numbered 1 to 6 consecutively, and insert pages numbered (none).

(b)	The following exhibits:

.... Schedule of Funded Debt at December 31, 2001 (Exhibit I)

.... Schedule of External Floating Indebtedness at December 31, 2001 (Exhibit II)

.... Financial Statements for the fiscal year ended December 31, 2001 (Exhibit III)

.... Description of the Registrant (Exhibit IV)

.... Schedule of Funded Debt at August 31, 2002 (Exhibit V)

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof, and the amendments to such Instructions.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Nordic Investment Bank, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Helsinki, Finland on the 12th day of November, 2002.

By:	/s/ Jón Sigurðsson

Jón Sigurðsson President